Federated Municipal Closed-End Funds Announce Extension of Tender Offers for Auction Market Preferred Shares

(PITTSBURGH, Pa., December 9, 2011) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) each announced today that it has extended its voluntary tender offer for up to 100% of its outstanding auction market preferred shares (AMPS).  Each fund’s tender offer, which was originally scheduled to expire Dec. 8, is now extended to expire on Tuesday, Dec. 13, at 5:00 p.m. EST, unless extended again to a later date.

As of Dec. 8, 2011, approximately 39.1 percent of the outstanding AMPS in FMN have been tendered and approximately 62.4 percent of the outstanding AMPS in FPT have been tendered.  Each fund has decided to extend its offer to provide AMPS holders who may still want to participate in the tender offer the opportunity to do so.  There can be no guarantee that there will be future liquidity for the AMPS.

Each fund is offering to purchase its outstanding AMPS at a price per share equal to 96% of the AMPS’ per share liquidation preference of $25,000 ($24,000 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.  Additional terms and conditions of the tender offers are set forth in the funds’ tender offer materials, which were distributed to AMPS holders.

Any questions about the tender offers can be directed to Deutsche Bank Trust Company Americas, each fund’s information agent for its offer, at toll free (800) 735-7777, Option #1.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov. AMPS holders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits for their respective fund as the documents contain important information about their fund’s tender offer. The funds will also make available, without charge, the offer to purchase and the letters of transmittal.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $351.7 billion in assets as of Sept. 30, 2011.  With 134 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  For more information, visit FederatedInvestors.com.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.  These

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Federated Muni Closed-End Funds Extend Tender Offers	Page 2 of 2

 include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties.  As a result, neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.